FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, July 25, 2012

Ger. Gen. N° 80/2012

Mr. Fernando Coloma C.

Superintendent for Securities and Insurance

Superintendence for Securities and Insurance

Alameda 1449

Santiago, Chile

            Re: Notifies Significant Event

To whom it may concern:

Pursuant to articles 9 and 10, paragraph 2 of Law 18,045, and the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers thus bestowed upon me, I hereby inform you of the following significant event:  In its meeting held today, Enersis S.A.'s Board of Directors agreed to summon an Extraordinary Shareholders Meeting (“ESM”) to be held on September 13, 2012 at 10:30 a.m., at The Marriott Hotel, Av. Kennedy N° 5741, Las Condes, Santiago, Chile. The purpose of the meeting is to address the following issues:

1.       Approve a capital increase for the Chilean peso equivalent of up to US$ 8,020 million, or for such other amount as may be determined by the ESM through the issuance of a certain number of common shares to be determined by the ESM, to be paid in cash and/or in kind.  The shares to be issued will be nominative, all of the same special issuance, without any preference, and without a nominal value.

2.       Approve each and every contribution in kind subject to being capitalized, as well as their respective estimated appraisals carried out by the independent expert appraiser, Mr. Eduardo Walker H., whose report will be made available today to the shareholders on the company’s web site at www.enersis.cl. The report estimates the total value of the contribution in kind in US$ 4,862 million.

3.       Agree on a value or price of issuance for the shares which will correspond to the capital increase that is agreed upon or delegate the determination of such value upon the Board of Directors.

4.       Modify the company’s bylaws in accordance to the agreements adopted in connection with the capital increase and authorize Management to submit a consolidated and updated version of the bylaws.

2

5.       Adopt all necessary agreements that may be needed and convenient for the full execution of the respective decisions adopted at the ESM including, but not limited to, the determination, timing, and procedure for the issuance of shares corresponding to the capital increase, the registration of such shares in the Registry of Securities, the period for issuance, subscription and payment of the shares; the establishment of the procedure for the issuance of any follow‑on shares left over after a preemptive rights’ issuance; or the full empowerment of the Board of Directors for each of these items, or for the adoption of any other agreement that may be needed to supplement or grant compliance to whatever may be resolved at the ESM, or to satisfy any legal, regulatory, or administrative requirement of the Superintendence of  Securities and Insurance, the Chilean Tax Authority or, in general, any other publicly competent entity, and delegating powers for such purposes on the Chief Executive Officer, the Deputy Chief Executive Officer and the Company’s Counsel so that any of them, acting on an individual manner, may carry out all the actions and legal steps that may be required or convenient to fully bring about what has been hereby described.

6.       Information on all agreements relating to related party operations referred to in Title XII of Law 18,046 and any others that may have been subsequent to those informed in the last ESM, if any.

Shareholders may obtain a copy of all the documentation that explains and backs the items submitted for the resolution of the ESM at the company’s headquarters, located in Santa Rosa 76, 15th Floor, Santiago, Chile, fifteen days prior to the ESM.  The complete information will also be made available on the Company’s web site.

Sincerely,

Ignacio Antoñanzas A. Chief Executive Officer

 c.c.      Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Central de Chile (Central Bank of Chile)

             Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depository)

             Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: July 25, 2012